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                                                                  Exhibit (a)(1)

                    [SYNTHETIC INDUSTRIES, INC. LETTERHEAD]

November 12, 1999

Dear Stockholder:

   On November 5, 1999, Synthetic Industries, Inc. (the "Company") entered into a merger agreement with SIND Holdings, Inc. ("Parent"), a company organized by Investcorp, a global investment group, and SIND Acquisition, Inc.
("Purchaser"), a wholly owned subsidiary of Parent.

   Pursuant to the merger agreement, Purchaser has today commenced a cash tender offer for all outstanding shares of common stock, par value $1.00 per share, of the Company at a price of $33.00 per share net to the seller in cash. The tender offer is conditioned, among other things, upon a majority of the outstanding shares being validly tendered. Synthetic Industries, L.P., which owns approximately 66% of the outstanding shares, has agreed to tender its shares to Purchaser pursuant to an agreement with Purchaser that was entered into at the same time as the merger agreement. The merger agreement provides that, following the tender offer. Purchaser will merge with and into the Company and any remaining shares of common stock of the Company will be converted into the right to receive $33.00 per share in cash, without interest.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Schedule 14D-9, including, among other things, the opinion of The Beacon Group Capital Services, LLC, the Company's financial advisor, that the terms of the tender offer and the merger are fair, from a financial point of view, to the stockholders of the Company.

   At a meeting held on November 4, 1999, the Board of Directors of the Company unanimously approved the tender offer and the merger and determined, based upon, among other things, the recommendation of an independent committee of the Board, that the tender offer and the merger are fair and in the best interests of the stockholders of the Company. The Board of Directors unanimously recommends that stockholders accept the offer and tender their shares pursuant to the offer.

   Enclosed for your consideration are copies of the tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. Theses documents should be read carefully. In particular, I call your attention to Item 4 of the enclosed Schedule 14D-9, which describes the reasons for the Board's recommendations.

                                           Sincerely,

                                           /s/ Leonard Chill
                                           ------------------------------------
                                           Leonard Chill
                                           Chairman and Chief Executive Officer